Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2025

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2025
		31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	76751.16	76690.70	76006.88	230912.06	223056.93	300517.04
	a) Interest / discount on advances / bills	59953.80	59264.81	59923.95	179411.25	178028.64	238444.43
	b) Income on investments	14665.83	15285.48	13717.10	45021.39	38892.52	53319.69
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	570.33	554.79	757.56	1795.29	1905.19	2506.31
	d) Others	1561.20	1585.62	1608.27	4684.13	4230.58	6246.61
2	Other Income (Refer note 11)	13253.84	14350.02	11453.56	49333.69	33604.40	45632.28
3	Total Income (1)+(2)	90005.00	91040.72	87460.44	280245.75	256661.33	346149.32
4	Interest expended	44136.16	45139.20	45353.63	135307.59	132452.64	177846.95
5	Operating expenses (i)+(ii)	18771.04	17977.92	17106.41	54182.80	50617.91	68174.89
	i) Employees cost (Refer note 12)	7203.17	6461.29	5950.41	19822.43	17784.59	23900.53
	ii) Other operating expenses	11567.87	11516.63	11156.00	34360.37	32833.32	44274.36
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	62907.20	63117.12	62460.04	189490.39	183070.55	246021.84
7	Operating Profit before provisions and contingencies (3)-(6)	27097.80	27923.60	25000.40	90755.36	73590.78	100127.48
8	Provisions (other than tax) and Contingencies (Refer note 7)	2837.86	3500.53	3153.85	20780.02	8456.37	11649.42
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	24259.94	24423.07	21846.55	69975.34	65134.41	88478.06
11	Tax Expense (Refer note 13)	5606.19	5781.79	5111.05	14525.10	15403.19	21130.70
12	Net Profit from ordinary activities after tax (10)-(11)	18653.75	18641.28	16735.50	55450.24	49731.22	67347.36
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	18653.75	18641.28	16735.50	55450.24	49731.22	67347.36
15	Paid up equity share capital (Face Value of ₹ 1/- each)	1538.46	1536.37	764.83	1538.46	764.83	765.22
16	Reserves excluding revaluation reserves						496854.21
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.87%	19.96%	19.97%	19.87%	19.97%	19.55%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each): (Refer note 5)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.13	12.14	10.95	36.13	32.63	44.15
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.08	12.09	10.90	35.95	32.49	43.95
	(iv) NPA Ratios:
	(a) Gross NPAs	35178.98	34289.48	36018.58	35178.98	36018.58	35222.64
	(b) Net NPAs	11981.75	11447.29	11587.54	11981.75	11587.54	11320.43
	(c) % of Gross NPAs to Gross Advances	1.24%	1.24%	1.42%	1.24%	1.42%	1.33%
	(d) % of Net NPAs to Net Advances	0.42%	0.42%	0.46%	0.42%	0.46%	0.43%
	(v) Return on assets (average) - not annualized	0.48%	0.49%	0.47%	1.45%	1.43%	1.91%
	(vi) Net worth	526944.57	507536.55	468896.94	526944.57	468896.94	488899.89
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.49	0.52	0.84	0.49	0.84	0.74
	(x) Total Debts to Total Assets	12.75%	12.73%	15.17%	12.75%	15.17%	14.01%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2025
		31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	18148.96	20609.22	15428.73	67041.52	45317.12	62227.48
b)	Retail Banking:	76320.22	75584.52	71973.92	227095.92	210043.49	283434.79
	(i) Digital Banking*	2.50	2.62	2.29	7.61	6.19	8.59
	(ii) Non Digital Banking	76317.72	75581.90	71971.63	227088.31	210037.30	283426.20
c)	Wholesale Banking	42764.00	42308.37	47683.00	129862.59	142327.16	191964.51
d)	Other Banking Operations	9548.42	9333.81	9165.17	27575.87	25875.94	35449.05
e)	Unallocated	—	—	—	—	—	—
	Total	146781.60	147835.92	144250.82	451575.90	423563.71	573075.83
	Less: Inter Segment Revenue	56776.60	56795.20	56790.38	171330.15	166902.38	226926.51

	Income from Operations	90005.00	91040.72	87460.44	280245.75	256661.33	346149.32

2	Segment Results$
a)	Treasury	2227.60	4212.52	924.51	19217.25	3374.67	4605.36
b)	Retail Banking:	8648.18	9098.86	6423.20	21128.74	19160.37	27309.11
	(i) Digital Banking*	(0.39)	(0.44)	(0.03)	(1.03)	0.02	0.04
	(ii) Non Digital Banking	8648.57	9099.30	6423.23	21129.77	19160.35	27309.07
c)	Wholesale Banking	10927.99	8922.62	11497.04	23549.00	34137.53	44543.96
d)	Other Banking Operations	3046.97	2790.10	3588.17	7853.56	10219.90	14363.75
e)	Unallocated	(590.80)	(601.03)	(586.37)	(1773.21)	(1758.06)	(2344.12)

	Total Profit Before Tax	24259.94	24423.07	21846.55	69975.34	65134.41	88478.06

3	Segment Assets
a)	Treasury	956133.04	921265.72	939561.69	956133.04	939561.69	991874.12
b)	Retail Banking:	1540545.07	1528244.81	1504060.81	1540545.07	1504060.81	1533890.27
	(i) Digital Banking*	116.89	108.45	73.53	116.89	73.53	81.15
	(ii) Non Digital Banking	1540428.18	1528136.36	1503987.28	1540428.18	1503987.28	1533809.12
c)	Wholesale Banking	1457970.60	1421440.84	1179624.34	1457970.60	1179624.34	1247937.97
d)	Other Banking Operations	111587.23	111367.06	108862.24	111587.23	108862.24	112358.81
e)	Unallocated	22751.33	20689.94	26855.46	22751.33	26855.46	24137.77

	Total	4088987.27	4003008.37	3758964.54	4088987.27	3758964.54	3910198.94

4	Segment Liabilities$
a)	Treasury	99276.09	87053.07	74522.11	99276.09	74522.11	83340.18
b)	Retail Banking:	2416164.68	2353971.83	2273941.41	2416164.68	2273941.41	2312515.85
	(i) Digital Banking*	124.42	114.76	78.32	124.42	78.32	86.16
	(ii) Non Digital Banking	2416040.26	2353857.07	2273863.09	2416040.26	2273863.09	2312429.69
c)	Wholesale Banking	988303.80	996474.90	871158.16	988303.80	871158.16	956136.34
d)	Other Banking Operations	3956.36	4046.54	8364.43	3956.36	8364.43	8513.18
e)	Unallocated	38831.40	39053.44	47957.55	38831.40	47957.55	48268.77

	Total	3546532.33	3480599.78	3275943.66	3546532.33	3275943.66	3408774.32

5	Capital, Employees stock options outstanding and Reserves	542454.94	522408.59	483020.88	542454.94	483020.88	501424.62

6	Total (4)+(5)	4088987.27	4003008.37	3758964.54	4088987.27	3758964.54	3910198.94

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the nine months ended December 31, 2025 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2025	As at 31.12.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1538.46	764.83	765.22
Employees stock options outstanding	4249.96	3396.04	3805.19
Reserves and surplus	536666.52	478860.01	496854.21
Deposits	2860054.60	2563795.03	2714714.90
Borrowings	521147.96	570239.82	547930.90
Other liabilities and provisions	165329.77	141908.81	146128.52

Total	4088987.27	3758964.54	3910198.94

ASSETS
Cash and balances with Reserve Bank of India	127574.84	144560.56	144355.03
Balances with banks and money at call and short notice	47621.32	75610.32	95215.65
Investments	878256.66	811853.45	836359.68
Advances	2821446.50	2518248.24	2619608.61
Fixed assets	14299.49	12872.52	13655.40
Other assets	199788.46	195819.45	201004.57

Total	4088987.27	3758964.54	3910198.94

2

The above standalone financial results have been approved by the Board of Directors at its meeting held on January 17, 2026. The financial results for the quarter and nine months ended December 31, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for the quarter and nine months ended December 31, 2024 and for the year ended March 31, 2025 were reviewed / audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable. Basis nature of the Bank’s business, applicable ratios under the said regulations are disclosed.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2025. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

5

During the nine months ended December 31, 2025, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

6

During the quarter and nine months ended December 31, 2025, the Bank has allotted 2,08,78,662 and 5,53,15,781 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

7	During the nine months ended December 31, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

8

Disclosures on the details of loans transferred / acquired during the quarter ended December 31, 2025, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

(i)	Details of non-performing assets (NPAs) transferred:

₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	—	—	—
Aggregate principal outstanding of loans transferred	—	—	—
Weighted average residual tenor of the loans transferred (in years)	—	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	—	—	—

Additional consideration realised in respect of accounts transferred in earlier years	5.81	—	—

(ii)	The Bank has not transferred any Special Mention Accounts (SMA).

(iii)	Details of loans not in default transferred through assignment / participation are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	1,592.69
Weighted average residual maturity (in years)	9.50
Weighted average holding period (in years)	3.22
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iv)	Details of ratings of Security Receipts (SRs) outstanding as on December 31, 2025 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	161.44
RR1	India Ratings	100% - 150%	42.76
RR5	CRISIL	Upto 25%	17.63
RR1+	India Ratings	More than 150%	0.15
RR1	ICRA	100% - 150%	117.78
Unrated			730.40
		Total	1,070.16

(v)	The Bank has not aquired any stressed loans (Non-performing assets and Special Mention Accounts).

(vi)	The Bank has not acquired any loans not in default.

9

Disclosure related to Project Finance for the quarter ended December 31,2025, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, is given below:

Item Description	Number of accounts	Total outstanding (in ₹ crore)
1. Projects under implementation accounts at the beginning of the quarter	479	24,186.01
2. Projects under implementation accounts sanctioned during the quarter	77	1,469.44
3. Projects under implementation accounts where DCCO has been achieved during the quarter	74	2,578.41
4. Projects under implementation accounts at the end of the quarter. (1+2-3)*	482	24,539.17
5. Out of ‘4’ – accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked	27	823.51
5.1. Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	18	389.91
5.2. Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	9	433.60
5.3. Out of ‘5’ – accounts in respect of which Resolution plan has failed	—	—
6. Out of ‘5’, accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked due to change in scope and size of the project	—	—
7. Out of ‘5’, account in respect of which cost overrun associated with extension in original / extended DCCO, as the case may be,was funded	—	—
7.1. Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	—	—
7.2. Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	—	—
8. Out of ‘4’ – accounts in respect of which resolution process not involving extension in original / extended DCCO, as the case may be has been invoked	—	—
8.1. Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	—	—
8.2. Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	—	—
8.3. Out of ‘8’ – accounts in respect of which Resolution plan has failed	—	—

*	In respect of number of accounts

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

11

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, the net gain to the Bank on sale of shares under the OFS is ₹ 9,179.40 crore (before tax and net of IPO related expenses) during the nine months ended December 31, 2025.

12

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’, consolidating 29 existing labour laws. The Ministry of Labour & Employment has published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the Bank has recognised an estimated incremental impact of ₹ 800.00 crore under ‘Employees cost’ in the Profit and Loss Account during the quarter and nine months ended December 31, 2025, considering best information available. The Bank continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

13	Provision for tax during the nine months ended December 31, 2025 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

15	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: January 17, 2026	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2025

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2025
		31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	87066.94	86993.84	85040.17	261432.65	249588.09	336367.43
	a) Interest / discount on advances / bills	64114.01	63309.67	63363.53	191571.59	187946.70	251953.60
	b) Income on investments	20580.11	21328.37	18878.30	62725.65	54179.05	73912.07
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	773.53	738.86	925.26	2338.83	2410.78	3172.52
	d) Others	1599.29	1616.94	1873.08	4796.58	5051.56	7329.24
2	Other income (a)+(b)	39860.33	31566.79	27153.77	117110.22	101059.08	134548.50
	a) Premium and other operating income from insurance business	19991.48	20510.43	19238.57	56575.28	52953.43	78589.17
	b) Others (Refer note 5)	19868.85	11056.36	7915.20	60534.94	48105.65	55959.33
3	Total income (1)+(2)	126927.27	118560.63	112193.94	378542.87	350647.17	470915.93
4	Interest expended	45821.42	46740.86	46914.28	140270.79	136907.99	183894.20
5	Operating expenses (i)+(ii)+(iii)	50524.04	40879.05	37349.50	140586.09	132701.27	176605.07
	i) Employees cost (Refer note 10)	10300.49	9317.56	8517.66	28515.51	25326.07	34135.75
	ii) Claims and benefits paid and other expenses pertaining to insurance business	27107.87	18988.69	16745.01	74169.48	71894.25	94437.39
	iii) Other operating expenses	13115.68	12572.80	12086.83	37901.10	35480.95	48031.93
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	96345.46	87619.91	84263.78	280856.88	269609.26	360499.27
7	Operating profit before provisions and contingencies (3)-(6)	30581.81	30940.72	27930.16	97685.99	81037.91	110416.66
8	Provisions (other than tax) and contingencies (Refer note 9)	3620.71	4281.83	3957.29	23216.17	10369.25	14174.61
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	26961.10	26658.89	23972.87	74469.82	70668.66	96242.05
11	Tax expense	6270.06	6295.12	5632.76	16324.58	16513.06	22801.88
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	20691.04	20363.77	18340.11	58145.24	54155.60	73440.17
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	20691.04	20363.77	18340.11	58145.24	54155.60	73440.17
15	Less: Minority interest	884.41	753.10	683.50	2470.03	2198.23	2647.92
16	Net profit for the period (14)-(15)	19806.63	19610.67	17656.61	55675.21	51957.37	70792.25
17	Paid up equity share capital (Face value of ₹ 1/- each)	1538.46	1536.37	764.83	1538.46	764.83	765.22
18	Reserves excluding revaluation reserves						517218.98
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each): (Refer note 6)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.88	12.78	11.56	36.28	34.09	46.41
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.82	12.71	11.50	36.10	33.94	46.20

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Nine months ended		Year ended 31.03.2025
		31.12.2025	30.09.2025	31.12.2024	31.12.2025	31.12.2024
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	18148.96	20609.22	15428.73	64862.39	45317.12	62227.48
b)	Retail Banking:	76320.22	75584.52	71973.92	227095.92	210043.49	283434.79
	(i) Digital Banking*	2.50	2.62	2.29	7.61	6.19	8.59
	(ii) Non Digital Banking	76317.72	75581.90	71971.63	227088.31	210037.30	283426.20
c)	Wholesale Banking	42764.00	42308.37	47683.00	129862.59	142327.16	191964.51
d)	Other Banking Operations	9548.42	9333.81	9165.17	27575.87	25875.94	35449.05
e)	Insurance Business**	31681.36	22798.91	20149.44	86099.51	81221.67	107630.27
f)	Others^	5240.91	4721.00	4584.06	14376.74	12,764.17	17136.34
g)	Unallocated	—	—	—	—	—	—
	Total	183703.87	175355.83	168984.32	549873.02	517549.55	697842.44
	Less: Inter Segment Revenue	56776.60	56795.20	56790.38	171330.15	166902.38	226926.51

	Income from Operations	126927.27	118560.63	112193.94	378542.87	350647.17	470915.93

2	Segment Results***
a)	Treasury	2227.60	4212.52	924.51	17038.12	3374.67	4605.36
b)	Retail Banking:	8648.18	9098.86	6423.20	21128.74	19160.37	27309.11
	(i) Digital Banking*	(0.39)	(0.44)	(0.03)	(1.03)	0.02	0.04
	(ii) Non Digital Banking	8648.57	9099.30	6423.23	21129.77	19160.35	27309.07
c)	Wholesale Banking	10927.99	8922.62	11497.04	23549.00	34137.53	44543.96
d)	Other Banking Operations	3046.97	2790.10	3588.17	7853.56	10219.90	14363.75
e)	Insurance Business**	1913.74	1746.19	1558.21	5304.86	4082.44	5953.61
f)	Others^	787.42	489.63	568.11	1368.75	1451.81	1810.38
g)	Unallocated	(590.80)	(601.03)	(586.37)	(1773.21)	(1758.06)	(2344.12)

	Total Profit Before Tax and Minority Interest	26961.10	26658.89	23972.87	74469.82	70668.66	96242.05

3	Segment Assets
a)	Treasury	956133.04	921265.72	939561.69	956133.04	939561.69	991874.12
b)	Retail Banking:	1540545.07	1528244.81	1504060.81	1540545.07	1504060.81	1533890.27
	(i) Digital Banking*	116.89	108.45	73.53	116.89	73.53	81.15
	(ii) Non Digital Banking	1540428.18	1528136.36	1503987.28	1540428.18	1503987.28	1533809.12
c)	Wholesale Banking	1457970.60	1421440.84	1179624.34	1457970.60	1179624.34	1247937.97
d)	Other Banking Operations	111587.23	111367.06	108862.24	111587.23	108862.24	112358.81
e)	Insurance Business**	413886.14	395094.85	362550.16	413886.14	362550.16	372256.74
f)	Others^	123161.90	116638.18	106665.67	123161.90	106665.67	109961.74
g)	Unallocated	22751.33	20689.94	26855.46	22751.33	26855.46	24137.77

	Total	4626035.31	4514741.40	4228180.37	4626035.31	4228180.37	4392417.42

4	Segment Liabilities***
a)	Treasury	99276.09	87053.07	74522.11	99276.09	74522.11	83340.18
b)	Retail Banking:	2416164.68	2353971.83	2273941.41	2416164.68	2273941.41	2312515.85
	(i) Digital Banking*	124.42	114.76	78.32	124.42	78.32	86.16
	(ii) Non Digital Banking	2416040.26	2353857.07	2273863.09	2416040.26	2273863.09	2312429.69
c)	Wholesale Banking	988303.80	996474.90	871158.16	988303.80	871158.16	956136.34
d)	Other Banking Operations	3956.36	4046.54	8364.43	3956.36	8364.43	8513.18
e)	Insurance Business**	396618.81	379214.74	348560.91	396618.81	348560.91	358568.57
f)	Others^	96077.12	90582.91	85527.65	96077.12	85527.65	86926.10
g)	Unallocated	38831.40	39053.44	47957.55	38831.40	47957.55	48268.77

	Total	4039228.26	3950397.43	3710032.22	4039228.26	3710032.22	3854268.99

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	586807.05	564343.97	518148.15	586807.05	518148.15	538148.43

6	Total (4)+(5)	4626035.31	4514741.40	4228180.37	4626035.31	4228180.37	4392417.42

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for the nine months ended December 31, 2025 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.12.2025	As at 31.12.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1538.46	764.83	765.22
Employees stock options outstanding	4249.96	3396.04	3805.19
Reserves and surplus	558950.29	498029.42	517218.98
Minority interest	22068.34	15957.86	16359.04
Deposits	2856878.04	2560580.34	2710898.23
Borrowings	615833.53	653474.25	634605.57
Other liabilities and provisions	206663.07	183011.50	188163.66
Policyholders’ funds	359853.62	312966.13	320601.53

Total	4626035.31	4228180.37	4392417.42

ASSETS
Cash and balances with Reserve Bank of India	127591.02	144582.95	144390.25
Balances with banks and money at call and short notice	64619.22	86560.49	105557.65
Investments	1271530.24	1151723.53	1186472.89
Advances	2931323.54	2620474.61	2724938.16
Fixed assets	15963.87	14299.83	15257.94
Other assets	215007.42	210538.96	215800.53

Total	4626035.31	4228180.37	4392417.42

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the “Group”) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on January 17, 2026. The financial results for the quarter and nine months ended December 31, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for the quarter and nine months ended December 31, 2024 and for the year ended March 31, 2025 were reviewed / audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable.

4

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2025. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

On June 25, 2025, the Bank’s subsidiary company, HDB Financial services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment is considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, the net gain to the Bank in the Consolidated Financials, on sale of shares under the OFS is ₹ 7,000.27 crore (before tax and net of IPO related expenses) during the nine months ended December 31, 2025.

6

During the nine months ended December 31, 2025, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

7

During the quarter and nine months ended December 31, 2025, the Bank has allotted 2,08,78,662 and 5,53,15,781 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

9	During the nine months ended December 31, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

10

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’, consolidating 29 existing labour laws. The Ministry of Labour & Employment has published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the Group has recognised an estimated incremental impact of ₹ 1,037.28 crore under ‘Employees cost’ in the Profit and Loss Account during the quarter and nine months ended December 31, 2025, considering best information available. The Group continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

11

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been reviewed by the statutory auditors.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: January 17, 2026	DIN-08614396

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2025

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2025, at its meeting held in Mumbai on Saturday, January 17, 2026. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2025

The Bank’s net revenue grew by 8.9% to ₹ 458.7 billion for the quarter ended December 31, 2025 from ₹ 421.1 billion for the quarter ended December 31, 2024.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2025 grew by 6.4% to ₹ 326.2 billion from ₹ 306.5 billion for the quarter ended December 31, 2024. Core net interest margin was at 3.35% on total assets, and 3.51% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended December 31, 2025 was ₹ 132.5 billion. The four components of other income for the quarter ended December 31, 2025 were fees & commissions of ₹ 92.3 billion (₹ 81.8 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.3 billion (₹ 14.0 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 9.3 billion (₹ 0.7 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 16.6 billion (₹ 17.9 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended December 31, 2025 were ₹ 187.7 billion. Operating expenses excluding the estimated impact of ₹ 8.0 billion for employee benefits under the New Labour Code were ₹ 179.7 billion, as against ₹ 171.1 billion during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 39.2%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Provisions and contingencies for the quarter ended December 31, 2025 were ₹ 28.4 billion (after release of contingent provisions of ₹ 10.4 billion primarily in respect of a large borrower group fulfilling certain conditions). The total credit cost ratio excluding the release of contingent provisions as stated above was at 0.55% for the quarter ended December 31, 2025.

Profit before tax (PBT) for the quarter ended December 31, 2025 was at ₹ 242.6 billion. Profit after tax (PAT) for the quarter was at ₹ 186.5 billion, a growth of 11.5% over the quarter ended December 31, 2024.

Balance Sheet: As of December 31, 2025

Total balance sheet size as of December 31, 2025 was ₹ 40,890 billion as against ₹ 37,590 billion as of December 31, 2024.

The Bank’s average deposits were ₹ 27,524 billion for the December 2025 quarter, a growth of 12.2% over ₹ 24,528 billion for the December 2024 quarter, and 1.5% over ₹ 27,105 billion for the September 2025 quarter.

The Bank’s average CASA deposits were ₹ 8,984 billion for the December 2025 quarter, a growth of 9.9% over ₹ 8,176 billion for the December 2024 quarter, and 2.4% over ₹ 8,770 billion for the September 2025 quarter.

Total EOP Deposits were at ₹ 28,601 billion as of December 31, 2025, an increase of 11.6% over December 31, 2024. CASA deposits grew by 10.1% with savings account deposits at ₹ 6,617 billion and current account deposits at ₹ 2,995 billion. Time deposits were at ₹ 18,989 billion as of December 31, 2025, an increase of 12.3% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 33.6% of total deposits as of December 31, 2025.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 28,641 billion for the December 2025 quarter, a growth of 9.0% over ₹ 26,276 billion for the December 2024 quarter, and a growth of 2.5% over ₹ 27,946 billion for the September 2025 quarter.

Gross advances were at ₹ 28,446 billion as of December 31, 2025, an increase of 11.9% over December 31, 2024. Advances under management grew by 9.8% over December 31, 2024. Retail loans grew by 6.9%, small and mid-market enterprises loans grew by 17.2% and corporate and other wholesale loans grew by 10.3%. Overseas advances constituted 1.7% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Nine months ended December 31, 2025

For the nine months ended December 31, 2025, the Bank earned a total income of ₹ 2,802.5 billion as against ₹ 2,566.6 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2025 were ₹ 1,449.4 billion, as against ₹ 1,242.1 billion for the nine months ended December 31, 2024. Profit after tax for the nine months ended December 31, 2025 was ₹ 554.5 billion, up by 11.5% over the corresponding nine months ended December 31, 2024.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.9% as on December 31, 2025 (20.0% as on December 31, 2024) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.8% and Common Equity Tier 1 Capital ratio was at 17.4% as of December 31, 2025. Risk-weighted Assets were at ₹ 28,808 billion.

NETWORK

As of December 31, 2025, the Bank’s distribution network was at 9,616 branches and 21,176 ATMs across 4,170 cities / towns as against 9,143 branches and 21,049 ATMs across 4,101 cities / towns as of December 31, 2024. 50% of the branches are in semi-urban and rural areas. In addition, the Bank has 15,216 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,15,739 as of December 31, 2025 (as against 2,10,219 as of December 31, 2024).

ASSET QUALITY

Gross non-performing assets were at 1.24% of gross advances as on December 31, 2025 (0.97% excluding NPAs in the agricultural segment), as against 1.24% as on September 30, 2025 (0.99% excluding NPAs in the agricultural segment), and 1.42% as on December 31, 2024 (1.19% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.42% of net advances as on December 31, 2025.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.1% stake. For the quarter ended December 31, 2025, HDBFSL’s net revenue was at ₹ 29.7 billion. Profit after tax for the quarter ended December 31, 2025 was ₹ 6.4 billion compared to ₹ 4.7 billion for the quarter ended December 31, 2024, a growth of 36.3%. Profit after tax for the nine months ended December 31, 2025 was ₹ 17.9 billion. The total loan book was ₹ 1,146 billion as on December 31, 2025. Stage 3 loans were at 2.81% of gross loans. Total CAR was at 21.8% with Tier-I CAR at 17.3%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.2% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended December 31, 2025 was ₹ 4.2 billion compared to ₹ 4.1 billion for the quarter ended December 31, 2024. Profit after tax for the nine months ended December 31, 2025 was ₹ 14.1 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.3% stake, offers a range of general insurance products. Profit after tax for the quarter ended December 31, 2025 was ₹ 2.6 billion compared to ₹ 1.0 billion for the quarter ended December 31, 2024. Profit after tax for the nine months ended December 31, 2025 was ₹ 6.5 billion.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.4% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended December 31, 2025, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 9,249 billion. Profit after tax for the quarter ended December 31, 2025 was ₹ 7.7 billion compared to ₹ 6.4 billion for the quarter ended December 31, 2024, a growth of 20.1%. Profit after tax for the nine months ended December 31, 2025 was ₹ 22.4 billion.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Securities Ltd (HSL), in which the Bank holds a 94.1% stake, is amongst the leading broking firms. For the quarter ended December 31, 2025, HSL’s total revenue was ₹ 8.3 billion. Profit after tax for the quarter ended December 31, 2025 was ₹ 2.2 billion, as against ₹ 2.7 billion for the quarter ended December 31, 2024. Profit after tax for the nine months ended December 31, 2025 was ₹ 6.6 billion.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue was ₹ 811.1 billion for the quarter ended December 31, 2025. The consolidated profit after tax for the quarter ended December 31, 2025 was ₹ 198.1 billion, a growth of 12.2% over the quarter ended December 31, 2024. The consolidated profit after tax for the nine months ended December 31, 2025 was ₹ 556.8 billion.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: geopolitical tensions between India and Pakistan, which have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with lingering risk of sudden escalation in military conflict between India and Pakistan; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the geopolitical conflict between Israel and Hamas, and the escalation in conflict between Israel and Iran, including U.S. intervention, which have complicated the geopolitical landscape; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

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HDFC Bank Ltd., Mumbai.

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Investor Relations

HDFC Bank Ltd., Mumbai.

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investor.relations@hdfc.bank.in